Exhibit 99.1

Pinduoduo Announces Proposed Offering of
US$875 Million Convertible Senior Notes

SHANGHAI, China, September 24, 2019—Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing “new e-commerce” platform and one of the leading Chinese e-commerce players, today announced the proposed offering (the “Notes Offering”) of US$875 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”), subject to market and other conditions. The Company intends to grant the initial purchasers in the Notes Offering a 13-day option to purchase up to an additional US$125 million in principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering to enhance and expand its business operations, for research and development, to continue to invest in and develop its technology infrastructure and for working capital and other general corporate purposes.

The Notes will be senior, unsecured obligations of the Company. The Notes will mature on October 1, 2024, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to October 1, 2022 unless certain tax-related events occur. On or after October 1, 2022, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s American Depositary Shares (the “ADSs”) has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on October 1, 2022 or in the event of certain fundamental changes. Prior to April 1, 2024, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, the Company’s ADSs (plus cash in lieu of a fractional ADS), or a combination of cash and ADSs, at its election. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

The Notes will be offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, and there can be no assurance that any of the offerings will be completed.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com